UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Name Change and Disposition

Name Change

TCTM Kids IT Education Inc. (the “Company”) is following the corporate procedures under its amended and restated memorandum and articles of association to change its legal name from “TCTM Kids IT Education Inc.” to “VisionSys AI Inc” (the “Name Change”). The shareholders of the Company approved the Name Change at an extraordinary general meeting held on August 25, 2025 (the “EGM”). The Name Change will become effective upon completion of the required registration procedures under the laws of the Cayman Islands and the issuance of a Certificate of Incorporation on Change of Name by the Registrar of Companies, and the Company will issue a press release to announce the effective date once determined.

Disposition

As previously disclosed, on July 22, 2025, the Company entered into a share sales and purchase agreement (the “Agreement”) with First Winner Management Limited, a British Virgin Islands company corporation (the “Buyer”) for the sale of all of the Company’s equity interest in the Company’s wholly owned subsidiaries, Kids IT Education Inc. and Tarena Hong Kong Limited (the “Targets”) to the Buyer. Pursuant to the Agreement, the Buyer agreed to purchase the Targets in exchange for nominal cash consideration of US$1 (the “Disposition”).

The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions set forth in the Agreement. The Disposition was approved by the Company’s shareholders at the Extraordinary General Meeting held on August 25, 2025.

The following diagram illustrates the Company’s anticipated corporate structure following the closing of the Disposition.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: September 9, 2025